Nixon Peabody LLP

1300 Clinton Square

Rochester, New York 14604

September 25, 2013

Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549
Attn: Dietrich A. King and Scott Anderegg
Re: Corning Natural Gas Holding Corporation
Amendment No. 1 to Registration Statement on Form S-4
Filed September 12, 2013
File No. 333-190348

Ladies and Gentlemen:

This letter sets forth the response on behalf of Corning Natural Gas Holding Corporation (the "Company") to your letter, dated September 23, 2013, containing comments of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") on the Company's filing listed above. For your convenience, the comments are reproduced below before the Company's answers. Our references are to Amendment No. 2 to the Registration Statement on Form S-4 (No. 333-190348) (the "Registration Statement").

Description of Holding Company Capital Stock, page 55

1. We note your disclosure here that "when issued in the Share Exchange, shares of Holding Company Stock will be fully paid and nonassessable." This is a legal conclusion that counsel should make. Please revise to clarify, if true, that this is counsel's opinion. In this regard, we note that counsel's legal opinion filed as an exhibit states that when issued the stock "will be validly issued, fully paid and nonassessable, except as may be provided in Section 630 of the New York Corporation Law." Please revise your disclosure here to discuss the impact of Section 630 on the 10 largest shareholders. Also, please tell us what consideration you have given to adding a risk factor addressing this possible risk for certain shareholders presented by Section 630.

Company response:

The Company has revised the disclosure under the heading "Description of Holding Company Capital Stock" on page 66 of the Registration Statement to clarify that it is counsel's opinion that "when issued in the Share Exchange, shares of Holding Company Stock will be fully paid and nonassessable" and to add the exception for any applicability of Section 630 of the New York Business Corporation Law as reflected in counsel's opinion. In addition, the Registration Statement has been revised to discuss the impact of Section 630 on the 10 largest shareholders on page66 of the Registration Statement and a risk factor addressing the possible risk for certain shareholders presented by Section 630 was added on page 8 of the Registration Statement.

Where You Can Get More Information, page 58

2. We note your response to comment 2 in our letter dated August 23, 2013, particularly your statement that "[t]he Company believes, however, that it has directly provided in the proxy statement/prospectus in the Registration Statement all of the information required by Part C, Item 17(a) of FormS-4 with respect to Corning Natural Gas Corporation." We note that the prospectus still appears to be missing some required information. For example, in management's discussion and analysis of financial condition and results of operations, the periods covered consist only of the interim periods and not also the prior two completed fiscal years, as required for smaller reporting companies by Item 303 of Regulation S-K. Please review the filing to ensure that it contains all required disclosures and revise it accordingly as necessary.

Company response:

The Registration Statement has been revised to include Company management's discussion and analysis of financial condition and results of operations for the Company's fiscal years ending September 30, 2012, and 2011, beginning on page 35 of the Registration Statement. The Company now believes that it has directly provided in the proxy statement/prospectus in the Registration Statement all of the information required by Part C, Item 17(a) of Form S-4 with respect to Corning Natural Gas Corporation.

Conclusion

We have reviewed with the Company's management the Company's responsibility under the Securities Act of 1933 for the accuracy and adequacy of the disclosures they have made in the Registration Statement. Attached to this letter is the Company's acknowledgement that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have also reviewed with the Company Rules 460 and 461 with respect to requests for acceleration. We have advised the Company that a request for acceleration is treated as confirmation by the Company of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities covered by the Registration Statement.

The Company has informed us that, in order to allow adequate time for the special meeting of shareholders to be held, it desires to have the Registration Statement declared effective at 9:00 a.m. on Monday, September 30, 2013 pursuant to Rule 461(a) under the Securities Act of 1933, as amended, or as soon thereafter as practicable. The Company's request for acceleration of the effectiveness of the Registration Statement is included in the attached letter from the Company.

Please feel free to call me with any questions (585) 263-1307, or in my absence, my colleague John Moragne (585) 263-1315. Thank you.

Very truly yours,

/s/ Deborah J. McLean

Deborah J. McLean

Corning Natural Gas Holding Corporation

330 W. William Street

Corning, New York 14830

September 25, 2013

Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549
Attn: Dietrich A. King and Scott Anderegg
Re: Corning Natural Gas Holding Corporation
Amendment No. 1 to Registration Statement on Form S-4
Filed September 12, 2013
File No. 333-190348
Ladies and Gentlemen:

This letter accompanies the letter of our counsel responding on our behalf to your letter, dated September 23, 2013, setting forth the comments of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") on the Company's filing listed above and accompanying Amendment No. 2 to the Registration Statement on Form S-4 (No. 333-190348) (the "Registration Statement"). Corning Natural Gas Holding Corporation hereby requests that the effective date of its Registration Statement on Form S-4 (No. 333-190348) be accelerated so that it will be declared effective at 9:00 a.m. on Monday, September 30, 2013 pursuant to Rule 461(a) under the Securities Act of 1933, as amended or as soon thereafter as practicable.

The Company hereby acknowledges that:

    should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
    the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
    the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this request, please call Deborah J. McLean at (585) 263-1307 or John D. Moragne at (585) 263-1315, each of Nixon Peabody LLP, counsel to the Company, with any further comments or questions.

Sincerely,
Corning Natural Gas Holding Corporation
By: /s/ Michael I. German
Michael I. German, President and Chief Executive Officer